April 21, 2021
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide Variable Account-II
Nationwide Life Insurance Company
File No. 333-177439 (Nationwide Destination B 2.0 – Post-Effective Amendment No. 33)
Dear Ms. Marquigny:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On February 22, 2021, Nationwide filed the above referenced Post-Effective Amendment to the Registration Statement. Nationwide received your oral comments to the Post-Effective Amendment on April 12, 2021. The revisions specified in this correspondence filing are as a result of your oral comments. Unless otherwise specified, page numbers referenced below refer to Post-Effective Amendment No. 33.
General:
(1)	Unless otherwise stated, comments apply to the same or related disclosures throughout the registration statement.
(2)	Please reply via EDGAR at least five (5) days prior to the filing of your subsequent 485(b) filing.
(3)	Please include proposed revisions in your response letter. If no changes are being made, please specify this in the response letter.
(4)	If material information is missing or inaccurate in the above referenced Post-Effective Amendment, please submit completed pages with the correspondence letter.
Response. Nationwide acknowledges understanding of the general items above. Nationwide represents that it will file a subsequent Post-Effective Amendment prior to the effective date of the above referenced Post-Effective Amendment, incorporating any changes reflected herein.
Cover Page:
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(5)	Delivery disclosure. If electronic notice and delivery will be the default delivery, please keep the required disclosure on the cover until January 1, 2022.
Response. Nationwide followed the two-year notification process outlined in Rule 30e-3 for early reliance; which enables Nationwide to rely on Rule 30e-3 beginning May 1, 2021 without inclusion of any additional notification in the prospectus.
(6)	Recapture of Purchase Payment Credits. For the ISP (and USP), please ensure the cover page disclosures mirror the Statutory with respect to Purchase Payment Credits, their impact on contract expenses, their recapture during the free look period, and the value returned to a contract owner depending upon the state’s free look requirements.
Response. Please see the fifth paragraph of disclosure on the cover page, which reads as follows:
This contract contains features that apply credits to the Contract Value. The benefit of the credits may be more than offset by the additional fees that the Contract Owner will pay in connection with the credits. A contract without credits may cost less.
Please also see the seventh paragraph of disclosure on the cover page, which reads as follows:
If the Contract Owner elects to cancel the contract pursuant to the free look provision, where required by law, Nationwide will return the greater of the Contract Value or the amount of purchase payment(s) applied during the free look period, less any Purchase Payment Credits, withdrawals from the contract, and applicable federal and state income tax withholding. Otherwise, Nationwide will return the Contract Value, less any Purchase Payment Credits, withdrawals from the contract, and applicable federal and state income tax withholding (see Right to Examine and Cancel).
Key Information Table, or "KIT" (Pages 7-8):
(7)	Table Headers / Format. Per Instruction 1(a), the KIT required by Item 2 may not modify or substitute the title, headings, and subheadings unless otherwise provided. Accordingly, please delete the parenthetical in the third row of the Risks section, and for the legend above the nested table (Ongoing Fees and Expenses) do not deviate from the language provided in Instruction 2(c)(i)(A).
Response. Nationwide has removed the parenthetical in the third row of the Risks section. In addition, Nationwide has revised the identified legend as follows (emphasis added):
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
(8)	Cross References. For electronic versions of the Summary and Statutory Prospectus, per Instruction 1(b) to Item 2 of Form N-4, cross references should link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail. In your response letter, please confirm that the revised disclosure will satisfy these requirements.
Response. Nationwide confirms that the electronic version of the Summary and Statutory Prospectus, per Instruction 1(b) to Item 2 of Form N-4, will contain cross references that link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail.
(9)	Table Header / Format. The primary table headings are currently presented in white text with gray background and are difficult to read. Please replace with black text or an alternate color scheme that will make the required headings more prominent. Also, please reformat the chart so that the reference symbol and footnote text consistently appear on the same page of the chart.
Response. Nationwide has replaced the table headings with black text and reformatted the chart so that the reference symbol and footnote text appear on the same page of the chart.
(10)	Charges for Early Withdrawal. Either in the Glossary or directly in the KIT description, please provide a succinct practical explanation of what the charge is and what CDSC means.
Response. Nationwide has modified the KIT description as follows (emphasis added):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

If the Contract Owner withdraws money from the contract within 7 years following his/her last purchase payment, a Contingent Deferred Sales charge (or "CDSC") may apply (see Contingent Deferred Sales Charge). The CDSC is used to recoup sales and other expenses associated with the contract that Nationwide incurs during early years of the contract. The CDSC will not exceed 7% of the amount of purchase payments withdrawn, declining to 0% over 7 years.
(11)	Base Contract Fee / Maximum. In your response letter, please explain the basis for the 0.03% difference between the Minimum and Maximum base contract charges in the KIT. It appears that both the Minimum and Maximum should be approximately 1.33% as there is a single class of contracts.
Response. The 1.30% reflects the minimum Base Contract expenses, which includes a waiver of the Contract Maintenance Charge ($30 annually). The 1.33% reflects the maximum Base Contract expenses, which includes the assessment of the $30 annual Contract Maintenance Charge converted into an asset-based charge in accordance with Instruction 2(i)(D) to Item 2.
(12)	Risks Associated with Investment Options. Please delete the extra bullet in middle of sentence (see line 2) that appears as part of the first bullet point. Also, please restate the last bullet point more broadly to include the Fixed Account options in addition to the underlying fund options.
Response. Nationwide has revised the bullet list as follows (emphasis added):
•	Investment in this contract is subject to the risk of poor investment performance of the investment options chosen by the Contract Owner.
•	Each investment option (including the Fixed Account) has its own unique risks.
•	Review the prospectuses and disclosures for the investment options before making an investment decision
(13)	Insurance Company Risks. Rather than just referring to the Service Center, please specifically indicate how such requests for additional information can be made (e.g., via toll-free telephone number) as required by Instruction 3(d) to Item 2 of Form N-4.
Response. As a general practice, Nationwide elects not to insert contact information sporadically throughout the prospectus. Instead, it includes the information once and then, unless specifically required otherwise, cross-references that provision, which practice is in accordance with Rule 421 and its recommendations to not repeat disclosure. Nationwide has revised the last sentence of the Insurance Company Risks as follows (emphasis added):
More information about Nationwide, including its financial strength ratings, is available by contacting Nationwide at the address and/or toll-free phone number indicated in Contacting the Service Center (see Principal Risks).
(14)	Restrictions / Investments. Disclose that during a Fixed Account interest rate guarantee period, transfers cannot be made from the Fixed Account and amounts transferred to the Fixed Account must remain on deposit.
Response. Nationwide has added the following new bullet to the Restrictions / Investments table:
•	Allocations to the Fixed Account may not be transferred to another investment option except at the end of a Fixed Account interest rate guarantee period (see The Fixed Account).
(15)	Restrictions / Optional Benefits. Per Instruction 4(b) to Item 2, if correct, please revise the final bullet point to clarify that withdrawals that exceed limits specified by the terms of an optional benefit may reduce the benefit by an amount greater than the value withdrawn and/or could terminate the benefit.
Response. Nationwide has added the following new bullet to the Restrictions / Optional Benefits table:
•	For certain optional benefits, certain withdrawals could negatively impact the amount of the benefit by an amount greater than the amount withdrawn and/or could terminate the optional benefit.
Overview of the Contract (Pages 9-10):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(16)	Purpose of the Contract. Per Item 3(a), please state for whom the contract may be appropriate, e.g. by discussing a representative investor’s time horizons, liquidity needs, and financial goals.
Response. Nationwide has added the following new paragraph at the end of the Purpose of the Contract:
Prospective purchasers should consult with a financial professional to determine whether this contract is appropriate for them, taking into consideration his/her particular needs, including investment objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics. Generally speaking, this contract is intended as a long-term investment to provide benefits to a single individual and his/her beneficiaries. It is not intended as a short-term investment. Nationwide has designed the contract to offer features, pricing, and investment options that encourage long-term ownership. The contract is not intended to be used by institutional investors, in connection with other Nationwide contracts that have the same Annuitant, or in connection with other Nationwide contracts that have different Annuitants but the same Contract Owner. It is not intended to be sold to a terminally ill Contract Owner or Annuitant.
(17)	Phases of the Contract. Please clarify the last sentence of the annuitization phase paragraph, since payments do not necessarily stop at death if a period certain annuity option is elected.
Response. Nationwide has revised the last sentence of the annuitization phase paragraph as follows (emphasis added):
Additionally, once annuitization has begun, there is no death benefit, which means that upon the death of the Annuitant (and the Annuitant’s spouse if a joint annuity option was elected), all payments stop and the contract terminates, unless the particular annuitization option provides otherwise.
(18)	Contract Features / Death Benefit. Please clarify that the death benefit is only available during the accumulation phase of the contract.
Response. Nationwide has revised the Contract Features / Death Benefit as follows (emphasis added):
Death Benefit. During the accumulation phase, the contract contains a standard death benefit (the greater of (i) Contract Value or (ii) net purchase payments) at no additional charge.
Fee Table (Pages 10-12):
(19)	Death Benefit Options. Please delete the parenthetical "(eligible applicants may purchase one)" as it is not required or permitted by the Form.
Response. Nationwide has deleted the referenced parenthetical.
(20)	Living Benefit Options. Please delete the parenthetical "(eligible applicants may purchase one)" as it is not required or permitted by the Form.
Response. Nationwide has deleted the referenced parenthetical.
(21)	Options that are no longer available. For presentation clarity and ease of utility, consider presenting options that are no longer available for purchase together in one group, individually tagged with the same footnote, or visually distinguished in some other way (e.g., italics).
Response. Nationwide will take this recommendation under consideration for future products, but elects to keep the current presentation for this product.
(22)	Annual Underlying Mutual Fund Expenses. Please delete the text between the underlying mutual fund expense table and the Example table. If the registrant wishes to present information about underlying fund waiver and reimbursement arrangements, please do so in accordance with Instruction 17 to Item 4 of Form N-4, which permits these fees to be reflected in a separate item to the table according to the prescribed format.
Response. Nationwide has deleted the text between the underlying mutual fund expense table and the Example table.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(23)	Example. Please substitute the text from Form N-4 for the last line of the preamble ("For those contracts that do not elect…"). In addition, the expense example should clearly indicate, either in the narrative or a footnote, which contract features/options are reflected in the example. Please add this disclosure in an appropriate location.
Response. Nationwide has revised the last line of the preamble as follows:
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Regarding the Staff’s request to indicate specifically which contract features/options are reflected in the Example, Nationwide cannot locate a requirement in Form N-4 to list these items specifically and at this time is electing to not revise the disclosure format that has been used historically. Nationwide does include the maximum fee amount it uses in the Example calculation, which provides the reader with a reference point as to the amount of maximum expenses.
Principal Risks (Pages 13-14):
(24)	General. The Item 5 Principal Risk discussion should provide a more robust and tailored discussion of the risks than the information presented in the KIT. However, all the risks discussed in the KIT also should be covered here. Please enhance the discussion of the potential impact of surrender charges, and include additional disclosure devoted to the various risks and restrictions for optional benefits. If correct, add disclosure specifically explaining that the combination of withdrawals and election of certain benefit options could reduce the benefit base value to zero and cause the contract to terminate without value. Also discuss the fact that certain options restrict the contract owner’s choice of underlying funds, and if correct, indicate that some optional riders may impose additional restrictions on transfers among the funds permitted.
Response. Nationwide has made the following general revisions to the Principal Risks:
•	Included all risks from the KIT
•	Enhanced disclosure around impact of surrender charge
•	Added risks specific to living benefits, including the risk of terminating the benefit or the contract due to early or excess withdrawals
•	Added new risk relating to investment option restrictions
(25)	Purchase Payment Credit Risk. Please add a separate subsection risk outlining the risks associated with the purchase payment credits. In this section, clarify that (a) the registrant expects to make a profit from the increased fees and expenses charged for contracts that offer PPCs, (b) expenses may be lower for contracts that do not provide PPCs, and (c) the benefit of these credits may be more than offset by the additional costs the investor will have to pay on the contract.
Response. Nationwide has added a new Purchase Payment Credit Risk as follows:
Purchase Payment Credit Risk. The contract applies Purchase Payment Credits when certain cumulative purchase payments reach certain aggregate levels. The Purchase Payment Credits increase Contract Value which will increase the total dollar amount of fees that Nationwide collects. Nationwide may make a profit from the additional charges and over time, the benefit of the Purchase Payment Credits could be more than offset by the additional charges assessed to the contract.
(26)	Liquidity Risk. Please consider describing the potential tax penalties in a level of detail consistent with the tax penalty information presented in the KIT to provide a context in which a contract owner can weigh the significance of the risk in making an investment decision.
Response. In the Not a short-term investment risk, Nationwide added the following new item:
•	A Contract Owner who takes withdrawals from the contract before reaching age 59½ could be subject to tax penalties that are mandated by the federal tax laws.
(27)	Financial Strength. Please supplement this risk to provide a practical understanding of when contract benefits are likely to fall in the category of "contractual guarantees that exceed the value of the assets in the Variable Account are paid from Nationwide’s general account".
Response. Nationwide revised the Financial Strength risk as follows (emphasis added):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Financial strength. Contractual guarantees that exceed the value of the assets in the Variable Account (including death benefit guarantees that exceed the Contract Value, and Lifetime Withdrawals that continue after the Contract Value falls to zero) and interest credited to Fixed Account allocations are paid from Nationwide’s general account, which is subject to Nationwide’s financial strength and claims-paying ability.
(28)	Regulatory Risk. In the last half of the last sentence, state more directly that changes in state and federal laws may limit or eliminate the tax benefits of the contract, and as a result the investor may owe more taxes than anticipated and earn less than had he/she invested directly in the market.
Response. Nationwide revised the Regulatory Risk as follows (emphasis added):
Regulatory risk. The contract is governed by various state and federal laws and regulations, which are subject to change. Those changes could require Nationwide to make changes to the contract that alter the nature or value of certain benefits. Additionally, changes to the tax laws or regulations could limit or eliminate the tax benefits of the contract, resulting in greater tax liability or less earnings.
Other Provisions:
(29)	The Sub-Accounts and Underlying Mutual Funds (Page 14). For the bold statement, please provide more detailed instructions regarding how investors may obtain paper or electronic copies (e.g., by website or 800-number), and consider cross referencing the prospectus section about how to contract the Service Center.
Response. As a general practice, Nationwide elects not to insert contact information sporadically throughout the prospectus. Instead, it includes the information once and then, unless specifically required otherwise, cross-references that provision, which practice is in accordance with Rule 421 and its recommendations to not repeat disclosure. We have added a cross-reference to the Contacting the Service Center in this section.
(30)	The Fixed Account (Page 16). For the last sentence of the Renewal Rate bullet, please indicate the default treatment if the contract owner makes no election after Nationwide provides notice that the Fixed Account allocation has matured.
Response. Nationwide added the following new sentence to the Renewal Rate bullet:
If no instruction is received by Nationwide, the Contract Owner will remain invested in the Fixed Account and will receive the Renewal Rate.
(31)	Contacting the Service Center (Page 17). Please remove the word "generally" from first sentence of the last paragraph on Page 17 with respect to transaction request processing, or add disclosure explaining the exception.
Response. Nationwide respectfully declines to remove "generally" in this context. However, Nationwide has revised the applicable disclosure as follows (emphasis added) to incorporate a cross reference to the applicable section where exceptions to this statement (e.g., recognized holidays were the NYSE is closed, or where trading on the NYSE is restricted) are specified:
Service and transaction requests will generally be processed on the Valuation Date they are received at the Service Center as long as the request is in good order, see Operation of the Contract.
Charges and Deductions (Pages 18-23):
(32)	Purchase Payment Credits. Please specifically disclose the charges that Nationwide uses to fund PPCs offered under the contract, and clearly state that such charges may be lower for contracts that do not provide such credits.
Response. There is no provision in Charges and Deductions applicable to the Purchase Payment Credits since there is no specific charge associated with PPCs. The fifth paragraph of the cover page contains disclosure about PPCs and we have added similar disclosure to the Purchase Payment Credits provision, as follows:
While there is no specific charge associated with PPCs, the benefit of PPCs may be more than offset by the additional fees that the Contract Owner will pay in connection with the credits. A contract without credits may cost less.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(33)	Mortality and Expense Risk Charge. Please consider identifying the M&E Charge and Administrative Charge as components of the Base Contract Charge so investors recognize these are the same expenses presented collectively in the Fee Table.
Response. As there is a footnote in the Fee Table indicating that the Basic Contract Charge is referred to in the prospectus as the M&E Charge and Administrative Charge, Nationwide elects not to add additional disclosure.
(34)	Contingent Deferred Sales Charge. Please explain whether the CDSC applies to PPCs withdrawn from the contract, and if so, how.
Response. Nationwide has moved the language below from the Example box so that it appears as normal text within the Purchase Payment Credits provision. This language indicates that PPCs are considered earnings, not purchase Payments. Nationwide made no changes to the Contingent Deferred Sales Charge provision since it already indicates that earnings are not subject to a CDSC.
For purposes of all benefits and taxes under these contracts, PPCs are considered earnings, not purchase payments, and they will be allocated in the same proportion that purchase payments are allocated on the date the PPCs are applied.
(35)	Contingent Deferred Sales Charge. With respect to the statement "Additional purchase payments made to…", this paragraph is out of context and therefore difficult to understand. Please clarify and cross reference the portions of the prospectus where the related provisions are discussed.
Response. Nationwide revised the referenced paragraph as follows (emphasis added):
Additional purchase payments applied to the contract after receiving the benefit associated with the Spousal Protection Feature are subject to the CDSC provisions of the contract. However, no CDSC will apply to purchase payments applied to the contract before the death of the first spouse.
(36)	Waiver of Contingent Deferred Sales Charge. For (1) in the first paragraph, it is not clear what this item means in practical terms. Please add something describing this amount in more concrete terms (e.g.,. "no more than 10% of the value still subject to a CDSC"). Also, please consider providing appropriate cross references to the prospectus sections describing the annual benefit amount reference in subparagraph (3).
Response. Nationwide has revised (1) of Waiver of Contingent Deferred Sales Charge as follows (emphasis added):
(1) 10% of purchase payments that are still subject to CDSC (which is equal to the total purchase payments subject to CDSC minus purchase payments previously withdrawn that were subject to CDSC);
Nationwide is electing not to add cross references to item (3) in this section since the cross references are the option titles themselves, which are already stated.
(37)	Joint Option for the Nationwide Lifetime Income Rider Plus Core, etc. On Page 22, please clarify the last sentence of the first paragraph. Specifically, what does "and the Lifetime Withdrawal Percentages will be reduced" mean?
Response. Nationwide has revised this phrase in all riders where it appears, as follows (emphasis added):
…and the Lifetime Withdrawal Percentages will be lower than if the Joint Option was not elected.
The Contract in General (Pages 23-29):
(38)	General. Please confirm that all material state and intermediary-specific variations in the operation of the contract features are disclosed per the instruction to Item 8(a).
Response. Nationwide confirms that all material state and intermediary-specific variations in the operation of the contract features are disclosed per the instruction to Item 8(a).
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(39)	Minimum Initial and Subsequent Purchase Payments. Please consider providing a chart or table to present the various purchase payment and dollar limit restrictions that may apply depending on the options selected, the aggregate amount of purchase payments made, the value to be annuitized, or any other relevant criteria upon which a variation may be based.
Response. Nationwide will take this suggestion under consideration in future product initiatives but elects not to make this change at this time.
(40)	Dollar Limit Restrictions. With respect to Death Benefit Calculations, and reference to payments "up to $3,000,000", if correct, please insert the word "proportionally" in the first sentence between "result in a" and "higher death benefit payment".
Response. Nationwide has revised the Dollar Limit Restrictions as follows (emphasis added):
Death Benefit Calculations. Purchase payments in excess of $3,000,000 may result in a proportionally lower death benefit payment than purchase payments up to $3,000,000 (see Death Benefit Calculations).
(41)	Risks Associated with COVID-19. Please move this disclosure to the Item 5 disclosures, or, if it does not describe a principal risk to the contract, move it to the SAI per Item 20 of Form N-4.
Response. Nationwide has moved the Risks Associated with COVID-19 to the Principal Risks section.
(42)	Business Continuity Risks. Same comment as immediately above with respect to Risks Associated with COVID-19.
Response. Nationwide has moved the Business Continuity Risks to the Principal Risks section.
(43)	Removal of Variable Account Charges. Please consider including this following the Item 7 description of the charges.
Response. Nationwide has moved Removal of Variable Account Charges to the end of the Charges and Deductions section.
(44)	Types of Payments Nationwide Receives. For the disclosure stating "Nationwide took into consideration the anticipated…", please delete or modify the parenthetical reference at the end of this sentence as it is confusing.
Response. Nationwide has deleted the referenced parenthetical.
Benefits Under the Contract / Standard Benefits Table (Page 29):
(45)	Format. Please reformat the Standard Benefits Table to include a column for Maximum fees so that the presentation is consistent with the format required by Item 10(a).
Response. Nationwide has added a column to the Standard Benefits Table titled "Maximum Fee" consistent with the requirements of Item 10(a).
(46)	Purchase Payment Credits. If PPCs are excluded from any contract benefits, this should be disclosed in the benefit table as a restriction or limitation per Item 10(a) of Form N-4. Also, disclose how credits are treated for purposes of calculating contract provisions based on total purchase payments, including surrender charges, free withdrawals, and separate withdrawal benefits under the contract and any riders. In addition, disclose that the benefit may be more than offset by the additional expenses under the contract.
Response. PPCs are not excluded from any contract benefits. Please see Nationwide’s response to comment 34 regarding how PPCs are treated for purposes of calculating CDSC and free withdrawal amounts. Other benefits under the contract utilize Contract Value to determine the amount of the benefit; Contract Value, by its definition, includes PPCs. Additionally, please see Nationwide’s response to comment 32, which indicates disclosure that the benefit may be more than offset by additional expenses of the contract.
(47)	Standard Death Benefit. If correct, substitute the word "reduce" for the word "impact" in the first bullet. Also, if any age restrictions/limits apply to the Standard Death Benefit amount or availability, disclose this here as well.
Response. Nationwide has replaced the word "impact" with "reduce." No age restrictions are applicable to the Standard Death Benefit amount or availability.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(48)	Spousal Protection Feature. In the 4th bullet, the type of restrictions that this alludes to are not clear. Please state it more directly.
Response. Nationwide revised the bullets associated with the Spousal Protection Feature as follows (emphasis added):

Spousal Protection Feature	Second death benefit	None
• Not applicable to Charitable Remainder Trusts
• One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner
• For contracts issued as an IRA or Roth IRA, only the person for whom the IRA or Roth IRA was established may be named as the Contract Owner
• Only available to Contract Owner’s spouse
• Spouses must be Co-Annuitants
• Both spouses must be 85 or younger at contract issuance
• Spouses must be named as beneficiaries
• No other person may be named as Contract Owner, Annuitant, or primary beneficiary
• If the Contract Owner requests to add a Co-Annuitant after contract issuance, the date of marriage must be after the contract issue date and Nationwide will require the Contract Owner to provide a copy of the marriage certificate
• Benefit is forfeited if certain changes to the parties or assignments are made
(49)	Enhanced Surrender Value for Terminal Illness. Please clarify, explain, or delete the parenthetical in the Purpose column that states "(standard or optional)".
Response. Nationwide has revised the Purpose field for the Enhanced Surrender Value for Terminal Illness as follows (emphasis added):
Early payment of death benefit (applicable to both standard and optional death benefits)
Benefits Under the Contract / Optional Benefits Table (Pages 30-32):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(50)	General / Format. Please abide by Item 10(a) table format and present the restrictions/limitations of each rider option in the rider designated line item, rather than presenting characteristics common to rider groups in the header rows for those groups. Consistent presentation is intended to facilitate comparisons between riders, and more broadly variable investment contracts.
Response. Nationwide has revised the Optional Benefits Table to list separately, for each optional benefit, the Brief Description of Limitations/Restrictions.
(51)	Beneficiary Protector II Option. Under Purpose, please describe the purpose more effectively. Do not understand what this means.
Response. Nationwide has revised the Purpose field for the Beneficiary Protector II Option as follows (emphasis added):
Payment of an amount in that could be used to pay taxes assessed on death benefit proceeds
(52)	Lifetime Income Options. For the 5th bullet, please rephrase to state "current charges could increase" (not "change").
Response. Changing the disclosure as directed would be inaccurate, as Nationwide could increase or decrease the current charge. .
(53)	Lifetime Income Options. For the Purpose, for clarity and consistency, please state the purpose for these riders using language similar to that in the Item 3 description. Specifically, that they "provide a guaranteed lifetime income stream".
Response. Nationwide has revised the Purpose field for each of the lifetime income options as follows (emphasis added):
Guaranteed lifetime income stream
A similar change was made to the Purpose field for each spousal option as follows (emphasis added):
Extension of guaranteed lifetime income stream for spouse
(54)	Benefits missing from this table. The Item 10 requirements apply to all optional benefits under the contract, not just riders. Please add chart entries for asset rebalancing, dollar cost averaging, enhanced DCA, DCA for living benefits, Fixed Account interest out DCA, systematic withdrawals, Custom Choice, Custom Portfolio, and the Static Asset Allocation feature. Also, provide appropriate examples demonstrating how these features function. Finally, to the extent that PPCs are treated differently under any of these features, identify the differences in treatment, and note them in the restrictions/limitations column of the table where applicable.
Response. Nationwide has revised the Standard Benefits Table to include the features contained in our Contract Owner Services section and has added examples to the text. There are no distinctions in treatment for PPCs.
Benefits Under the Contract / General Provisions (Pages 32-34):
(55)	Purchase Payment Credits. For the example, please move the last sentence of the example (on Page 33) to the narrative description before the example, or explain why it would not apply to all the PPCs.
Response. The last sentence in the Example box in Purchase Payment Credits has been moved and now appears as normal text.
(56)	Standard Death Benefit (Return of Premium). Right under the existing example, please provide another example showing how the provision applies when total purchase payments are greater than $3,000,000. Also, if the election of a lifetime income option can significantly impact or terminate the Standard Death Benefit value, state this and in general terms explain the relationship between these two contract benefits.
Response. Nationwide has added the following new Example to demonstrate the calculation of the Standard Death Benefit when the total purchase payments are greater than $3,000,000.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Example:
On June 1, which is before her Annuitization Date, Ms. P passes away. She has elected the standard death benefit. On the date of Ms. P’s death, her Contract Value = $3,500,000, her total purchase payments (adjusted for amounts withdrawn) = $4,000,000, and F = $3,000,000 / $4,000,000 or 0.75. The death benefit for Ms. P’s contract is determined as follows:

(A x F) + B(1 - F), which is
($4,000,000 x 0.75) + $3,500,000(1 - 0.75), which is
$3,000,000 + $875,000.
The death benefit for Ms. P’s contract is $3,875,000.
Additionally, Nationwide has added the following sentence to the Standard Death Benefit and each of the optional death benefits:
All withdrawals, including Lifetime Withdrawals, will reduce the death benefit.
(57)	Spousal Protection Feature. Please consider providing the relevant example after, instead of before, the relevant description.
Response. Nationwide moved the Example for the Spousal Protection Feature down two paragraphs.
Other Provisions:
(58)	Ownership and Interests in the Contract (Page 84). Please consider whether key item information responses to Item 8(d) could be presented here in a chart or table to identify the various parties to the contract, their function under the contract, and the changes they may or may not make to the contract or specific to any riders. See General Instruction C(1)(a)-(d).
Response. Nationwide will take this suggestion into consideration for future filings, but has elected to keep the existing disclosure as currently presented in this product.
(59)	Transfer Requests (Page 89). With respect to the 2nd paragraph, for the one-day delay policy, please provide the Staff with a legal analysis supporting the one-day delay policy described in this disclosure. Please explain how this language about the one-day delay is consistent with the requirements of Rule 22c-1, which requires orders to be processed at the NAV next computed.
Response. In 2004, Nationwide approached the SEC with the one-day delay proposal as a means to administratively accommodate advisers/representatives of multiple contract owners who were put on U.S. mail restrictions as a result of active trading. The proposal was discussed with you, Zandra Bailes, and Bill Kotapish. I provided a memo to you and Zandra Bailes dated November 16, 2004, outlining the legal rationale for permitting the one-day delay without obtaining no-action relief, which included reference to a November 14, 2002, speech given by then Director of the Division of Investment Management Paul Roye that specifically contemplated such a process in variable insurance products. On October 8, 2004, Nationwide filed a post-effective amendment under Rule 485(a) (1933 Act File No. 333-104510, post-effective amendment no. 6) containing disclosure describing the one-day delay process. A series of subsequent filings (post-effective amendment nos. 7-9) reflect ongoing revisions to such language to accommodate Staff comments. On January 7, 2005, the one-day delay language went effective and remains in substantially the same form as what is contained in the filing at issue and all of Nationwide’s variable annuity prospectuses. If you would like a copy of these historical documents, I will provide them under separate cover in a confidential manner.
(60)	Transfers Prior to Annuitization (Page 89). For the 2nd paragraph of Transfers from the Fixed Account, please state how investors will be made aware of any transfer percentage limit Nationwide declares at the end of a Fixed Account interest rate guarantee period. Also, please make clear that if limitations are imposed, it may take a significant amount of time to transfer all of your assets from the Fixed Account to the variable options.
Response. Nationwide has revised the second paragraph of the Transfers from the Fixed Account provision as follows (emphasis added):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Normally, Nationwide will permit 100% of the maturing Fixed Account allocations to be transferred. However, Nationwide may limit the amount that can be transferred from the Fixed Account. Nationwide will determine the amount that may be transferred and will declare this amount at the end of the Fixed Account interest rate guarantee period. The maximum transferable amount will never be less than 10% of the Fixed Account allocation reaching the end of a Fixed Account interest rate guarantee period. Any limit on the amount that can be transferred from the Fixed Account will be communicated to impacted Contract Owners at the end of the Fixed Account interest rate guarantee period. Any such limitations will substantially extend the amount of time it takes to transfer the entire Fixed Account allocation to another investment option.
(61)	Transfers After Annuitization (Page 90). As the process for annuitization is not discussed until Page 101, please consider providing a cross reference to the disclosure section where this is discussed so that investors can consider the transfer restrictions mentioned here in a larger context.
Response. In the Transfers After Annuitization section, Nationwide added a cross reference to Annuitizing the Contract.
(62)	Full Surrenders (Page 93). For the 5th bullet, the disclosure states that the Contract Value at full surrender will reflect charges associated with a number of specific riders, but there is no mention of charges associated with the optional death benefits. Please revise to clarify how these charges would be reflected in the final Contract Value. If they will be waived, so state.
Response. Nationwide has revised the first paragraph/bullet list in the Full Surrenders section as follows (emphasis added):
Upon full surrender, the Contract Value may be more or less than the total of all purchase payments made to the contract. The Contract Value will reflect:
•	standard contract charges
•	charges for optional benefits elected by the Contract Owner
•	underlying mutual fund charges
•	investment performance of the Sub-Accounts
•	interest credited to Fixed Account allocations
•	Purchase Payment Credits, if applicable
(63)	Contract Owner Services (Page 94). Please clarify whether transfers under asset rebalancing and DCA programs count toward the transfer limits permitted under any given period or optional benefit rider.
Response. The last sentence in the second paragraph of the Asset Rebalancing section indicates "Each Asset Rebalancing reallocation is considered a transfer event (see Transfer Restrictions)."
The last sentence in the third paragraph of the Dollar Cost Averaging section indicates "Dollar Cost Averaging transfers are not considered transfer events."
Optional benefit riders do not impose limits on the number of transfer events.
(64)	Statements and Reports (Page 104). With respect to "Nationwide will mail…", this appears to be old language as it does not appear to reflect Rule 30e-3. If appropriate, please update this disclosure.
Response. Nationwide has revised the first two paragraphs of Statements and Reports as follows (emphasis added):
Nationwide’s default delivery method is U.S. mail and Nationwide will deliver required documents by U.S. mail unless other delivery methods (e.g., electronic delivery) are permitted by law or regulation. Therefore, Contract Owners should promptly notify the Service Center of any address change.
Nationwide will mail to Contract Owners:
•	statements showing the contract's quarterly activity; and
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•	confirmation statements showing transactions that affect the contract's value. Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging or salary reduction programs). Instead, confirmation of recurring transactions will appear in the contract's quarterly statements.
(65)	Fund Appendix / Designations (Page 122). The form does not request or permit this extra designation. Please correct/remove them. These could be identified and spelled out (not acronym format) under "Type".
Response. Nationwide has removed the designations.
(66)	Fund Appendix / NVIT Government Money Market Fund (Page 117). Per Instruction 1(f) to Item 17, if correct, add a footnote that allocations to this fund may be subject to certain restrictions if they have a particular death benefit or rider.
Response. No limitations exist that are not already contained in the fund appendix.
(67)	Back Cover. Per Item 1(b)(i) of Form N-4, the back cover must provide a toll free or collect telephone number for contacting the Service Center.
Response. Nationwide has revised the first paragraph on the back cover as follows (emphasis added):
The Statement of Additional Information contains additional information about the Variable Account. To obtain a free copy of the Statement of Additional Information, request other information about the contract, or to make any other service requests, contact Nationwide at 1-800-848-6331 or by one of the other methods described in Contacting the Service Center.
Form of Initial Summary Prospectus (Note: Page numbers below reference the numbered page of the ISP):
(68)	General. Please carryover comments from the Statutory with parallel changes in the Summary as appropriate.
Response. Nationwide will make the same changes to the ISP that it made to the statutory prospectus, as appropriate.
(69)	Website Links. 498A requires the cover to provide a website address specific enough to provide direct link to where the document is available. In your response, please confirm this requirement will be satisfied.
Response. The website that Nationwide references in its ISP will be specific, as required by Rule 498A.
(70)	Free Look Legend. The free look language must be presented in a manner reasonably designed to draw attention to it. Please make it bold or otherwise prominent.
Response. Nationwide has bolded the two paragraphs comprising the free look legend on the cover page of the ISP.
(71)	Benefits Under the Contract / Tables (Page 15). Please confirm that the Summary Prospectus includes all benefits currently being offered, but does not include any benefits not currently available to a new purchaser.
Response. Nationwide confirms that the Benefits tables and accompanying disclosure includes all benefits that are currently offered, but does not include any benefits not currently available to a new purchaser.
(72)	Making Withdrawals: Accessing the Money In Your Contract (Page 19). Per 498A(b)(5)(vii), the Summary Prospectus has to provide disclosure responsive to Item 12(a) of Form N-4, specifically a brief discussion on any limits on the ability to surrender. Please confirm that the disclosure on Page 19 is accurate and fully responsive to Item 12(a). Specifically, in relation to the direction to contact the Service Center.
Response. Nationwide confirms that the disclosure on page 19 is accurate and fully responsive to Item 12(a) of Form N-4, as required by Rule 498A.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

/s/ M. Andrew Kress
M. Andrew Kress
Counsel
cc:	Ms. Rebecca Marquigny
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies